GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1003, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588

Facsimile:  (604) 681-4760

Email:  gtuskey@telus.net

July 18, 2007

VIA EDGAR FILING

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Dear Sir/Madam:

Re:  Eurasia Energy Limited (the "Registrant")

        - Form S-4 Prospectus/Information Statement

        - CIK Number 0001278465

We enclose the Registrant’s Form S-4 Prospectus/Information Statement with applicable exhibits for filing with your office.  Should you have any questions and/or comments, please direct them to our office at the above contact details.  Please note our new fax number is (604) 681-4760.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures